

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

<u>Via E-mail</u>
David T. Provost
Chairman, President and Chief Executive Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Road, Suite 525
Troy, MI 48084

> **Re: Talmer Bancorp, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted June 15, 2012**
> **CIK No. 0001360683**

Dear Mr. Provost:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Noting the "red herring" language on the cover page, confirm to the staff that no preliminary distribution will be made until all of the non-Rule 430A information is included.

2. Confirm to the staff that you intend to be approved for listing prior to the pricing of the offering and, if so, revise the disclosure to so state.

3. Before you request acceleration of effectiveness of the registration statement, please provide us with a letter from FINRA stating whether it objects to the underwriters' compensation.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to provide the following additional disclosures:

- describe how and when a company may lose emerging growth company status;
- a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- your election under Section 107(b) of the Act:
  - o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
  - o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A, Prospectus Summary, page 1.

5. Please revise the section entitled "Company Overview" on page 1 as follows:

- Revise the first paragraph to name the holding company's operating banks and other material subsidiaries;
- noting your description of the business experience of your CEO on page 113, revise the first paragraph (as well as the first paragraph of the section "Our Competitive Strengths" on page 4) to explain the basis for your claim that you are led by "seasoned bankers with extensive experience in…acquiring and integrating financial institutions in our current and target markets;"
- revise the second paragraph to disclose that over 77 percent of your loans are in real estate related and are concentrated in Detroit, Michigan and more than 50 percent of your loans are for commercial real estate concentrated in Detroit, Michigan;
- revise the second paragraph to disclose the percentage of the value of your loan portfolio that was acquired and the percentage that was originated by you;
- revise the second paragraph to briefly describe the geographic breakdown of your loan portfolio; and
- revise the third paragraph to disclose your net income for your past fiscal year and most recent quarter and the percentage that was gains resulting from the acquisitions.

6. Please revise the section entitled "Private Placements" on page 1 as follows:

- disclose the per share price at which you sold stock in each of the private placements;

- disclose the amount and form of consideration you paid to the FDIC in each transaction;
- disclose here (and in the third paragraph on page 5) that each loss share agreement is limited in time and scope and are dependent upon your performance of certain duties; and
- revise the second to last paragraph to explain the terms of the "commitments for up to $153 million and file that agreement as an Exhibit.

7. Please revise the section entitled "Market Areas" on page 2 to revise the table on page 3 to disclose the unemployment rate for each area as of May 2012 and the state generally and your market share of deposits. Please include data regarding home prices, commercial real estate prices and foreclosures to the extent available.

8. Revise to add a subsection captioned "Indemnification Asset" or a similar caption and briefly describe the details of the asset and the risks of realization and other risks associated with this asset.

Summary Historical Consolidated Financial date, page 8

9. Revise to include the following information:

- Bargain purchase gains;
- Tangible book value per share;
- Tangible shareholder equity; and,
- Allowance for loan losses as a percentage of non-performing loans.

Risk Factors, page 10

10. Revise the preamble to clearly state that the section includes all known material risk factors.

11. Consider adding a risk factor for Bargain Purchase gains regarding the impact on historical results and the risk that they may not continue and if that might materially affect future results of operations.

Risks related to Common Stock

Shares of Our Common Stock are subject to Dilution, page 27

12. Revise to disclose the weighted average exercise prices of the warrants and the options as well as the terms.

We and Certain of our shareholders…, page 32

13. Revise to name the entities that are affected by these prohibitions. In addition, with regard to the selling shareholders as well as those with pending commitments to purchase shares, advise us if they will be affected and how. We may have further comment.

14. Please address the risks associated with Mr. Ross, being the beneficial owner of 22 percent of your outstanding stock and serving as a director.

Use of Proceeds, page 36

15. Revise the second paragraph's "we do not currently have any plans…" to also include the words "arrangements or understandings."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 42

16. Please revise this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the following:

   - drop in net income by over $11 million which was 25 percent from 2010 to 2011 despite onetime gains of over $39 million and one time income of over $50 million from FDIC loss sharing;
   - drop of over 58 percent in net income from the first quarter in 2011 to the first quarter in 2012;
   - increase of over $23 million from 2010 in salary and employee benefits making this your largest expense; and
   - distinguish between organic growth and acquired growth.

17. Please revise this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations including, but not limited to, the following:

   - the status of your efforts to integrate each of the four acquired banks into your company;
   - specific economic conditions in the Detroit area including, but not limited to, the following: unemployment rate; per capita personal income; personal bankruptcy filings; and business bankruptcy filings; and
   - given that over 77 percent of your portfolio is real estate loans, provide discussion and analysis of your particular market area home price index; residential real estate sales; single family housing permits and multifamily housing permits; foreclosures started and mortgage delinquencies; and commercial real estate prices; and sales and commercial building permits.

18. Please add a discussion and analysis of your loan portfolio including the amount and percentage of your loans that are nonconforming, subprime, "alt A" loans, interest-only and option adjustable rate loans.

Business Overview

First Banking Center, page 43

19. Please revise to expand the disclosure that losses above a certain level are either not reimbursed for non-single family loans or are reimbursed at 30% for single family loans, clarifying what those levels are and the circumstances under which they are applicable.

SAB Topic 1:K Relief, page 45

20. We have reviewed the request you filed with the Division of Corporation Finance, Office of the Chief Accountant (CF-OCA) on December 7, 2011, in which you requested that we not object to the company's conclusion that CF Bancorp is not a predecessor of the company because the company did not succeed to substantially all the business of CF Bancorp. In our response, we did not object to the company's conclusion based on the facts and circumstances set forth in the request. Please be advised that it appears you have not specifically requested a waiver for the inclusion in this registration statement of the required audited financial statements of CF Bancorp and each subsequent acquiree for which audited financial statements are required. Please contact CF-OCA to request waivers for the required audited financial statements.

Lake Shore Wisconsin Corporation, page 46

21. Please tell us how you considered the company's pending IPO when determining the value of the shares issued in this acquisition. Also, please revise to specifically disclose the price per share assigned to the shares.

Summary of Acquisition and Loss Share Accounting, page 46

22. Please revise the discussions of your acquisitions here and elsewhere, as applicable, to provide a more robust discussion of how you identified and measured loan impairment at the dates of the acquisitions and how you assess the loans for impairment in subsequent periods. Discuss when you account for loans on a loan by loan basis and when you account for loans on a pooled basis.

23. Please revise to provide a discussion of why you do not re-estimate all acquired loans each quarter and the basis for not doing so. Absent re-estimating all loans in each period, provide a roll-forward by applicable loan category or pool that sets forth the re-estimation dates for each category or pool and the amount of re-estimation adjustments made at each date. Also, please revise the disclosures of your critical accounting to discuss your re-estimation process.

24. Please revise to disclose the dollar threshold at which loans are individually evaluated for purposes of re-estimation. For smaller loans, discuss whether or not you consider interest rates and loan term in determining the characteristics of the pools.

25. Please revise to provide an expanded discussion of how you consider whether a loan modification of a purchased credit impaired loan is a troubled debt restructuring. For each type of modification, clarify how you considered the contractual terms of the loan and your carrying value at the time of the modification. Please be specific.

26. We note that you have pieces of disclosure related to changes in some of the elements related to the accounting for purchased credit impaired loans, such as changes in the accretable yield and the FDIC indemnification asset, in different locations in this document. Because these activities appear to constitute a significant portion of your operations, please revise here and elsewhere, as appropriate and including the footnotes to the financial statements, to present roll-forwards of the accretable yield, the non-accretable yield, the FDIC receivable and the FDIC indemnification asset together in one section. Include a discussion of the changes in the components of each of these accounts, their interrelationship and their effects on the financial statements.

27. Regarding the roll-forwards requested above, please ensure they reflect the "reclassification" of the discount of purchased credit impaired loans to the allowance for loan losses on credit impaired loans and that you discuss the basis for it.

Financial Results, page 52

28. Please revise your discussion of the factors contributing to the increase in the allowance for loan losses on covered loans to specifically identify which category or pools of loans where re-estimated in the first quarter of 2012 and which were not. See our comment above requesting disaggregated disclosure of re-estimations and ensure you reflect re-estimations in the first quarter of 2012 in the revisions made in response to that comment.

29. We note references in this section to loans formally accounted for under ASC 310-30 that are now accounted for under ASC 310-40. Please revise here and elsewhere, as appropriate, to clarify how your accounting for these transfers considers the requirements of ASC 310-30-40-1.

Provision for Loan Losses, page 57

30. We note your disclosures that many purchased loans originated prior to or during the recession have weak credit metrics. We also note that the discussion of your underwriting policies and procedures in the Business section primarily focuses on your originated loans. Please revise here or elsewhere, as applicable, to provide an overview of the policies and procedures used to underwrite the acquired loans, to include the related credit metrics, such as loan to value ratios, FICO scores, etc., and to discuss the

characteristics of any hybrid loan products used to underwrite them. Your revisions should clarify the underlying risks in the acquired loans.

31. Please revise to provide an expanded discussion of the adjustments made to peer loss information in determining the allowance for loan losses, including how management extrapolates the trends in your delinquent and non-accrual loans to that information.

Securities Available for Sale, page 72

32. Please revise to provide an expanded discussion of the characteristics of your private issued mortgage-backed securities and your corporate debt securities. Also, please discuss management's concept of short-term as it relates to the investment in corporate debt securities as it appears a significant amount of them mature beyond five years.

Business, page 82

33. Please disclose the material terms of each of the loss sharing agreements with the FDIC including the following:

- any "requirements" as any conditions, exceptions or qualifications to the FDIC loss sharing agreements, the consequences of any failure to fulfill the requirements and any limits on the amount or types of losses the FDIC will cover;
- any limits or conditions on your ability to sell the acquired loans and the related loss sharing agreements; and
- the percentage of each respective type of loans that will mature within the shared loss period under the FDIC loss sharing agreements.

34. Please revise the section entitled "Competition" on page 90 to disclose your competitive position in terms of deposits and assets in your market area as required by Item 101(c)(1)(x).

Management, page 113

35. Please revise this section as follows:

- as required by Item 401(b), revise your description of Mr. Provost on page 113 to disclose the period during which Mr. Provost has served as your President and Chief Executive Officer; and
- disclose the legal basis on which you claim that persons who serve solely as your Chairman of the Board (Mr. Torgow) or as a Vice Chairman of the Board (Mr. Collins) are "executive officers" for purposes of Rules 401 and 402.

Board of Directors, page 115

36. Noting that WLR Funds own 22 percent of your outstanding stock and that Mr. Ross
became a director in April 2010 before your first private placement to WLR Funds,
please disclose, consistent with Item 410(a) whether you had or have any arrangement or
understanding pursuant to which he was or is to be a director or nominee.

Summary Compensation Table, page 118

37. Please revise this section consistent with Item 402 as follows:

- disclose data for the last two completed fiscal years as required by Item 402(n);
- disclose data for the two most highly compensated "executive officers" as required by
  Item 402(m)(2);
- provide the narrative disclosure required by Item 402(o) including the basis for
  granting bonuses (including a $2 million bonus to your CEO) and option awards
  during a year in which net income dropped by over $11 million which was twenty
  five percent from 2010 despite onetime gains of over $39 million and one time
  income of over $50 million from FDIC loss sharing.

Compensation of Directors, page 122

38. Please revise this section consistent with Item 402(r) as follows:

- disclose compensation paid to your Chairman and Vice Chairman; and
- provide a narrative including disclosure of terms of any different compensation
  arrangements for Mr. Leitch and your Chairman and Vice Chairman.

Certain Relationships and Related party Transactions, page 126

39. Please revise this section as required by Item 404 to disclose the transactions with Mr.
Ross, your director and the beneficial owner of over 22 percent of your outstanding stock,
in which he had a direct or indirect material interest including the terms of any sales of
stock and warrants.

Unaudited Consolidated Financial Statements, beginning on page F-2

40. Please revise the financial statements and footnotes to clearly mark all unaudited
information as such.

41. Please revise the footnotes to the financial statements to include summary financial
information of the bank holding company.

Recently Adopted and Issued Accounting Standards, page F-7

42. Please revise to disclose as of what date the implementation of new or revised accounting standards will be delayed.

Fair Value, page F-8

43. We note that you may use pricing information obtained from third party vendors. Please revise to discuss management's procedures to ensure the reasonableness of prices obtained from third parties.

Loans, page F-21

44. Please revise to expand the disclosure that residential real estate loans are underwritten to a certain level of documentation, clarifying what that level of documentation is.

Audited Consolidated Financial Statements, beginning on page F-43

15. Stock Compensation and Stock Warrant, page F-100

45. Please provide us a schedule of stock option issuances for the past 12 months, including the number of options, the date issued and the fair value assigned to them at issuance. Please tell us how you considered your pending IPO in determining the fair value assigned to them.

Recent Sales …, page II-2

46. Revise the April 30, 2010 disclosure to disclose the strike price for the warrants related to the 1,623,162 shares and the April 30, 2012 disclose to disclose the weighted average exercise price for the options and their term.

Exhibits

47. We note you have not filed any exhibits and you have indicated an intent to omit schedules and other documents. Please file all exhibits and provide us with all documents that you propose to omit. Once we have reviewed these documents we may have additional comments.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or Mike Clampitt at (202) 551-3434 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant